

March 3, 2025

Amy A. Campbell
Chief Financial Officer
REV Group, Inc.
245 South Executive Drive, Suite 100
Brookfield, WI 53005

      Re: REV Group, Inc.
           Form 10-K for the Fiscal Year Ended October 31, 2024
           Form 8-K furnished December 11, 2024
           File No. 001-37999

Dear Amy A. Campbell:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 36

1.   Please revise your discussion of the results and operations to quantify significant factors that contributed to the change in the line item being discussed. For example, we note your disclosure in the Specialty Vehicles Segment discussion that in 2024, the increase in net sales was primarily due to price realization and increased shipments of fire apparatus and ambulance units, partially offset by lower shipments of terminal trucks. Also, you disclose that the increase in Adjusted EBITDA in the Specialty Vehicles segment was primarily related to price realization, a favorable mix of fire apparatus, and increased shipments of fire apparatus and ambulance units, partially offset by inflationary pressures and lower shipments of terminal trucks. Without quantification, it is difficult to put into context the relative contribution each of those factors had on the change in revenue or Adjusted EBITDA. Please revise accordingly throughout your MD&A results of operations discussion. See guidance in Item

303(b) of Regulation S-K.

Adjusted EBITDA and Adjusted Net Income, page 43

2.	We note that in the reconciliations of net income to Adjusted EBITDA and adjusted net income, there is an adjustment (d) for restructuring related costs. We further note from the disclosure in footnote (d) that this adjustment reflects costs that are directly attributable to restructuring activities that do not meet the definition of, or qualify as, restructuring costs under ASC 420, Exit or Disposal Cost Obligations. In light of the fact that the costs do not meet the definition of restructuring costs under ASC 420, please explain to us why you believe these amounts do not represent normal operating costs of your business. See guidance in Question 100.01 of the SEC Staff's C&DI on Non-GAAP Financial Measures.

Notes to the Audited Financial Statements
Note 6. Divestitures, page 60

3.	We note that in January 2024, you sold all of the issued and outstanding shares of capital related to your Collins business for $309 million cash and recognized a $259 million gain on sale. We also note that in January 2024 you announced that you would discontinue manufacturing at your ENC facility and sold this facility in October 2024. In light of the fact that with the disposal of these two businesses, you appear to have exited entirely from the bus manufacturing business, please tell us how you evaluated the sale of the Collins business as a discontinued operation. As part of your response, please tell us why you believe the sale did not represent a strategic shift that has (or will have) a major effect on your operations and financial results. See guidance in ASC 205-20-45-1B and the examples in ASC 205-20-55-84 through 55-101.

Form 8-K furnished December 11, 2024

Exhibit 99.1 Earnings Release, page 1

4.	We note that on page 1 and 3 of your earnings release, you present guidance for non-GAAP measures such as Adjusted EBITDA, Adjusted Net Income and Free Cash Flow in terms of a range of amounts for fiscal year 2025. We also note that on the last page of the earnings release, you reconcile the forecasted amounts for Adjusted EBITDA and Adj Net Income but do not include a reconciliation for Free Cash Flow. Please revise future filings to include this reconciliation, or a note that you are relying on the exception provided by Item 10(e)(1)(i)(B) of Regulation S-K. See Guidance in Question 102.10(b) of the SEC Staff's C&DI on Non-GAAP Financial Measures.

5.	We note your disclosure at the bottom of page 2 that Adjusted Free Cash Flow is calculated as net cash from operating activities of $53.4 million, excluding transaction expenses and income taxes associated with divestiture activities of $5.4 million and $71.0 million, respectively, minus capital expenditures of $27.6 million. Please explain to us why you believe that the transaction expense and income taxes associated with divestiture activities are appropriate adjustments to your Adjusted Free Cash Flow measure. As part of your response, please explain in more detail how management uses this measure. See guidance in Item 10(e)(1)(ii).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claire Erlanger at 202-551-3301 or Kevin Woody at 202-551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing